Filed by BlackRock Strategic Bond Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock Strategic Bond Trust
Commission File No. 811-10635

----- PLEASE VOTE NOW ----

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES FURTHER MAILINGS AND PHONE CALLS

Time is running short and the Special Meeting is rapidly approaching. According to our records your vote has not yet been received. The special shareholder meeting is to be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540-6455, on Friday, October 25, 2013 at 9:00 A.M. (Eastern time).

Shareholders of BlackRock Senior High Income Fund, Inc. (“ARK”) and BlackRock Strategic Bond Trust (“BHD”) will be asked to consider the reorganization of their Fund into BlackRock Debt Strategies Fund, Inc. (“DSU”), a fund with substantially similar (but not identical) investment objectives and investment policies.

Shareholders of DSU will be asked to consider the reorganization of each of ARK and BHD into DSU, where each Fund has substantially similar (but not identical) investment objectives and investment policies, including the amendment of DSU’s Articles of Incorporation to increase its share capital by 200,000,000 shares and the issuance of additional shares of common stock of DSU in connection with each such reorganization.

The Board of Directors/Trustees of each Fund believes the proposal(s) applicable to its respective Fund is in the best interests of that Fund and its stockholders and unanimously recommends that you vote “FOR” such proposal(s).

The proposals were independently reviewed by Institutional Shareholder Services (“ISS”), recognized as one of the leading independent proxy advisory firms in the nation, who fully support and recommend voting “FOR” the proposals. Hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country rely upon ISS' expertise, research and ultimately their recommendations. For 25 years, ISS has been a leading provider of independent proxy research to institutional investors. ISS recommends that its clients vote "FOR" the proposals.

Your vote is important, no matter how large or small your holdings may be. We urge you to vote “FOR” the proposals by completing, signing and dating the enclosed proxy card and promptly mailing it in the enclosed postage-paid envelope. Alternatively, you may vote by phone or internet by following the instructions on the enclosed card.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares (as they have in past annual meetings) unless you complete, sign, date and return the enclosed proxy voting form. Voting now will minimize the expenses incurred with further reminder mailings and solicitations calls.

If you have questions or need assistance in voting your shares, please call Georgeson Inc. at 1-866-856-2826.

Thank you for voting!